                          [SYMETRICS INDUSTRIES LOGO]

                                                                January 12, 1998

Dear Stockholder:

     Enclosed is an Information Statement of Symetrics Industries, Inc. ("Symetrics" or the "Company") provided to you under Section 14(f), of the Securities Exchange Act of 1934, as amended. Under Section 14(f), the Company is required to mail an Information Statement to its stockholders at least ten days prior to a change in a majority of the Board of Directors of the Company other than as a result of a meeting of the stockholders of the Company. Such a change in the Company's Board of Directors is expected to occur pursuant to an Agreement and Plan of Merger dated December 18, 1997 (the "Merger Agreement"), entered into by the Company, Tel-Save Holdings, Inc., a Delaware corporation ("TSH"), and TSHCo., Inc., a Delaware corporation and a wholly owned subsidiary of TSH ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding common stock of the Company, and intends to purchase any stock not so acquired in a merger to follow consummation of the tender offer. If the tender offer is successfully consummated, Purchaser will have the right to designate a majority of the Board of Directors of the Company, on the terms more fully provided in the Merger Agreement.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                                          Sincerely,

                                          /s/ Dudley E. Garner, Jr.

                                          Dudley E. Garner, Jr.,
                                          Chairman of the Board, President and
                                          Chief Executive Officer

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                             INFORMATION STATEMENT

                          PURSUANT TO SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                               ------------------

                           SYMETRICS INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                        0-4025                       59-0954868
   (State of Incorporation)         (Commission File No.)        (IRS Employer ID Number)

                 1615 WEST NASA BLVD., MELBOURNE, FLORIDA 32901
                    (Address of Principal Executive Offices)

                 REGISTRANT'S TELEPHONE NUMBER: (407) 254-1500

================================================================================

                           SYMETRICS INDUSTRIES, INC.
                              1615 WEST NASA BLVD.
                            MELBOURNE, FLORIDA 32901

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 12, 1998 to the holders of shares of common stock, $.25 par value ("Common Stock" or "Shares"), of Symetrics Industries, Inc., a Florida corporation ("Symetrics" or the "Company"), in conjunction with a previously furnished Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company. The Schedule 14D-9 relates to the offer (the "Offer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 22, 1997 by Tel-Save Holdings, Inc., a Delaware corporation ("TSH"), and TSHCo., Inc., a Delaware corporation and a wholly owned subsidiary of TSH ("Purchaser"), by Purchaser to purchase all outstanding Common Stock at a price of $15.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 18, 1997 (the "Merger Agreement"), among TSH, Purchaser and the Company under which Purchaser would merge with and into the Company following consummation of the Offer (the "Merger"), with the Company becoming a wholly owned subsidiary of TSH. Pursuant to the Merger, each Share not acquired by Purchaser in the Offer will be exchanged for the same consideration payable under the Offer. The Merger will occur as soon as practicable following the consummation of the Offer.

     You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors"). The Company has agreed under the Merger Agreement, at the request of Purchaser, to take all action necessary to cause Purchaser's designees (the "TSH Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. See "Board of Directors."

     You are urged to read this Information Statement carefully. You are not, however, requested to take any action pertaining to the election of directors described herein.

     In accordance with the Merger Agreement, Purchaser commenced the Offer on December 22, 1997. The Offer is scheduled to expire at midnight on Wednesday, January 21, 1998, New York City time. Purchaser has informed the Company that promptly after the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning TSH and Purchaser, and the TSH Designees, has been furnished to the Company by TSH, Purchaser, and the TSH Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

     As of December 18, 1997, there were 1,627,713 Shares of Common Stock issued and outstanding and entitled to vote. The Company has no voting securities outstanding, other than the Shares. Each stockholder of record of the Shares is entitled to one vote per Share held on all matters submitted to a vote of stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 18, 1997, certain information with respect to all persons known by the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, each Director, the sole Executive Officer of the Company who is listed in the Summary Compensation Table set forth below, and all Directors and Executive Officers of the Company as a group.

    NAME AND ADDRESS                                          AMOUNT AND NATURE OF        PERCENT
    OF BENEFICIAL OWNER                                    BENEFICIAL OWNERSHIP(1)(2)     OF CLASS
    -----------------------------------------------------  --------------------------     --------
    Jane J. Beach........................................              2,800                 0.2
    1506 39th Ave.
    Vero Beach, FL 32960
    Earl J. Claire.......................................              1,500                 0.1
    4450 C
    Enterprise Court
    Melbourne, FL 32934
    Edwin H. Eichler.....................................             35,555(3)              2.2
    7585 West Pigeon Road
    Pigeon, MI 48755
    Dudley E. Garner, Jr.................................            170,895(4)             10.4
    1361 Meadowbrook Rd. N.E.
    Palm Bay, FL 32905
    Donald W. Ingram.....................................              4,444(5)              0.3
    18 Sydenham St. East
    Aylmer, Ontario, Canada N5H 3E7
    Michael D. Jensen....................................             44,444(6)              2.7
    116 Harriman Ave. N.
    Amery, WI 54001
    Michael E. Terry.....................................              1,875                 0.1
    408 E. Strawbridge Ave.
    Melbourne, FL 32901
    Tel-Save Holdings, Inc...............................            145,000(7)              8.8
    6805 Route 202
    New Hope, PA 18938
    All Directors and Executive Officers as a group (13
      persons)...........................................            345,809                20.1

---------------
(1) Except as otherwise indicated, all shares are beneficially owned and sole voting and investment power is held by the persons named.

(2) Includes shares covered by options exercisable on or before February 16, 1998 as follows: Beach, 1,500; Claire, 1,500; Terry, 750; and all Directors and Executive Officers as a group (13 persons), 20,250.

(3) Includes 13,333 shares owned by Pigeon Telephone Company ("PTC") and 22,222 shares owned by Agri-Valley Communications, Inc., PTC's parent company. Mr. Eichler is president and general manager of PTC and president of Agri-Valley Communications, Inc.

(4) Includes 170,895 shares held in the Dudley E. Garner Jr. and Sue C. Garner Revocable Trust dated July 8, 1993.

(5) Includes 4,444 shares owned by Amtelecom Group, Inc. Mr. Ingram is the president and CEO of Amtelecom Group, Inc.

(6) Includes 22,222 shares owned by Amery Telephone Company. Mr. Jensen is president and general manager of Amery Telephone Company.

(7) According to a report filed with the Securities and Exchange Commission on
    Schedule 13D, dated December 8, 1997, Tel-Save Holdings, Inc. owns 145,000 shares of Common Stock. In connection with the Offer, (i) the Company has entered into a Stock Option Agreement, dated as of December 18, 1997 with TSH (the "Stock Option Agreement"), and (ii) each of Jane J. Beach, Earl J. Claire, Dudley E. Garner, Jr., Michael E. Terry, Edwin H. Eichler , Donald
    W. Ingram, Michael D. Jensen, D. Mitchell

    Garner, Robert A. Lyons, W. Campbell McKegg, Jr., Richard E. Nichols, Jerry Sinclair and Anton Szpendyk has entered into a Tender and Option Agreement, dated as of December 18, 1997 on identical terms (the "Tender and Option Agreements") with TSH. The Stock Option Agreement and the Tender and Option Agreements are more fully described below. The amount of Shares set forth above does not include Shares which may be acquired by TSH upon exercise of the Stock Option Agreement or the Tender and Option Agreements.

     In connection with the transactions contemplated by the Merger Agreement, TSH has entered into Tender and Option Agreements with the directors and executive officers of the Company (the "Management"), pursuant to which, among other things, the Management has agreed to tender validly in the Offer, and not withdraw, all of the Shares that they now own or subsequently may acquire (the "Management Shares") (which, amounted to 345,809 Shares beneficially owned (including options exercisable on or before February 16, 1998 for Shares) as of December 18, 1997, and which constitute approximately 19% of the Shares on a fully diluted basis). In addition, the Management agreed in the Tender and Option Agreements that, at any meeting of the Company's stockholders (however called), it would (i) vote the Management Shares in favor of the Merger, (ii) vote the Management Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) vote the Management Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Tender and Option Agreements provide that for a period of six months from the date thereof TSH shall have (i) the Option to purchase the Management Shares if a third party makes an Acquisition Proposal (as defined in the Merger Agreement) and (ii) a right of first refusal if any Management holder intends to sell his or her Shares to a third party. The Tender and Option Agreements shall terminate on the first to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement.

     The Company, TSH and Purchaser have entered into a Stock Option Agreement pursuant to which, in the event the Merger Agreement is terminated under certain circumstances, including the acquisition by a person other than TSH or Purchaser of 20% or more of the Shares, the Company shall grant to Purchaser an option to purchase at a price of $15.00 per Share that number of Shares which would equal 19.9% of the aggregate number of Shares outstanding after giving effect to the exercise of such option.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's stock to file initial reports of ownership and reports of changes in ownership of the Company's stock with the Securities and Exchange Commission. These executive officers, directors, and beneficial owners are required to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of copies of such forms furnished to the Company and written representations from the Company's Executive Officers and Directors, the Company notes that, for its fiscal year ended March 31, 1997, all forms were timely filed except a Form 4, with respect to a single transaction, was inadvertently filed late by each of Messrs. M. Garner, R. Lyons and R. Nichols, and Mr. Lyons filed an Initial Statement of Beneficial Ownership of Securities on Form 3 late.

                               BOARD OF DIRECTORS

     The Board of Directors currently consists of seven members of whom one third are elected each year to serve for terms of three years. The Company's Articles of Incorporation provide that its Board of Directors shall consist of not less than three nor more than 15 directors and that directors shall serve three year, staggered terms. The By-laws provide that the exact number of directors is determined by the shareholders, or by the Board of Directors.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of such number of Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company will, upon request by Purchaser, promptly (i) increase the size of the Board of Directors of the Company to the extent permitted by its Articles of Incorporation and By-Laws (and amend its Articles of Incorporation and By-Laws, if so required, to increase the size of the Board of Directors to allow for such additional directors), or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable TSH's Designees to be elected to the Board of Directors of the Company (and will hold a Board meeting for such purpose), provided however, that prior to the effective time of the Merger, the Board of Directors shall at all times have at least one "Disinterested Director" (as such term is defined in Section 607.0901 of the Florida Business Corporation Act).

     TSH and Purchaser have informed the Company that they will choose the TSH Designees from the persons listed on Schedule I to this Information Statement.
Schedule I also sets forth the present principal occupation or employment and five-year employment history and citizenship for each of the persons who may be designated as a director. TSH and Purchaser, and the TSH Designees have advised the Company that none of the TSH Designees beneficially owns any securities (or rights to acquire securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except as may be disclosed in the Offer to Purchase. TSH and Purchaser have informed the Company that each of the persons listed on Schedule I to this Information Statement has consented to act as a director, if so designated.

     It is expected that the TSH Designees may assume office at any time following consummation of the Offer, and that, upon assuming office, the TSH Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign to enable the TSH Designees to be elected to the Board of Directors. Of the current directors of the Company, it is expected that Mr. Garner will continue as a director following the purchase of Shares pursuant to the Offer.

                              CONTINUING DIRECTORS

     The following is certain biographical information, as of December 18, 1997, with respect to the current member of the Board of Directors who may continue to serve on the Board of Directors after the appointment of the TSH Designees to constitute a majority of the Board.

     Mr. Dudley E. Garner, Jr., age 62, has served as President, Chief Executive Officer, Treasurer, and Chairman of the Board of Directors of Symetrics since November 1982, except for a one year period from November 1988 until November 1989, when he resigned and was temporarily retired.

         COMMITTEES OF THE BOARD OF DIRECTORS AND DIRECTOR COMPENSATION

     The Board met five times during the fiscal year ended March 31, 1997. Certain other actions were taken by unanimous written consent of the Board. All directors participated in all of the meetings. The Board does not have a standing nominating or compensation committee, or committees performing similar functions. The Board has established an Audit Committee consisting of Ms. Beach, Dr. Claire and Mr. Terry, who chairs the committee. The Audit Committee met one time during the fiscal year ended March 31, 1997. The function of the Audit Committee is to review the internal and external audit functions of the Company and other matters that may arise from time to time and to make recommendations to the Board with respect thereto.

     Outside directors are paid for a maximum of five meetings each year at a rate of $100 for each director's meeting they attend unless they reside out-of-state in which case they are paid $500 plus travel expenses.

                                   MANAGEMENT

     The following table sets forth certain information as of December 18, 1997, as to the executive officers of the Company.

               NAME                  AGE                         POSITION
-----------------------------------  ---   ----------------------------------------------------
Earl J. Claire.....................  57    President/American Digital Switching, Inc.
Dudley E. Garner, Jr...............  62    Chairman, President, Chief Executive Officer and
                                           Treasurer
D. Mitchell Garner.................  33    Vice President/Operations
Robert A. Lyons....................  58    Vice President
W. Campbell McKegg.................  36    Vice President/Finance
Richard E. Nichols.................  51    Vice President/ Computer Telephony Systems
Jerry Sinclair.....................  61    Vice President/Marketing and Engineering
Anton Szpendyk.....................  41    Vice President/Contract Manufacturing

     All executive officers are elected by and serve at the discretion of the Board, subject to existing employment agreements. Mr. Dudley E. Garner, Jr. is employed pursuant to an employment agreement described below under "Employment Contracts and Termination of Employment and Change in Control Arrangements."

     For biographical information regarding Mr. Dudley E. Garner, Jr., see his biography under "Continuing Directors" above.

     Dr. Earl J. Claire, age 57, became president of the Company's wholly owned subsidiary, American Digital Switching, Inc. ("ADS"), in September 1997. From March 1995 until joining ADS, Dr. Claire was the executive director and chief executive officer of the Southeastern Technology Center ("STC") in Augusta, Georgia. STC is a non-profit corporation established to encourage and facilitate the transfer of government-owned technology to the private sector for commercial development. From August 1989 until joining STC, Dr. Claire was executive director of the Center for Microelectronics Research at the University of South Florida at Tampa, Florida.

     Mr. D. Mitchell Garner has served the Company since 1986 in positions of increasing responsibility progressing to his current position as Vice President of Operations. Mr. Garner is the son of Dudley E. Garner, Jr.

     Mr. McKegg has served the Company since 1989, starting as Manager of Accounting and progressing to his current position as Vice President of Finance.

     Mr. Lyons has been with the Company since May 1996, and manages the Defense Products and Contract Manufacturing Divisions. Prior to joining Symetrics in May 1996, Mr. Lyons was sr. vice president for PSC, Inc. and general manager for its subsidiary LazerData, Inc., in Orlando, Florida from March 1993 to November 1995. LazerData, Inc. is involved in automated bar code scanning equipment for use in airline baggage handling and product inventory tracking. Previously, from July 1987 through December 1992, Mr. Lyons was employed by defense prime contractor Martin Marietta, Electronic Systems, of Orlando, Florida.

     Mr. Nichols has been employed by the Company since June 1993 as the director and currently the Vice President of the Computer Telephony Systems Division. Previously, starting in 1989, Mr. Nichols was president and chief executive officer of ACI Communications, a telephone interconnect company, and Consolidated Engineering International, an engineering consulting firm, both located in Melbourne, Florida.

     Mr. Sinclair has been employed by the Company since June 1993, as director of its largest contract, the Improved Data Modem, for the U.S. Government. In January 1994, Mr. Sinclair was promoted to Vice President and currently serves as Vice President of Marketing and Engineering. From 1989 through October 1992, Mr. Sinclair was an executive in business development and project management for Analex Corporation, an engineering services company, of Titusville, Florida.

     Mr. Szpendyk has been Vice President of Manufacturing for the Company's Contract Manufacturing Division since January 1995. Previously, starting April 1993, Mr. Szpendyk was president and chief executive officer of Southern Circuit Technologies, Inc., a Melbourne, Florida company specializing in the assembly of electronics equipment. From 1989 to 1993 Mr. Szpendyk was vice president of operations of M.C. Assembly and Test of Melbourne, Florida.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The table below summarizes annual and long term compensation awarded or paid to, or earned by, the Company's Chief Executive Officer for services to the Company during fiscal years ended March 31, 1997, 1996, and 1995. No other executive officer of the Company had total compensation exceeding $100,000 during the fiscal year ended March 31, 1997 (the last completed fiscal year of the Company).

                                                                      LONG-TERM
                                          ANNUAL COMPENSATION(1)     COMPENSATION
                                        --------------------------   ------------       ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR    SALARY     BONUS     LTIP PAYOUT    COMPENSATION(2)(3)
--------------------------------------  ----   --------   --------   ------------   ------------------
D.E. Garner, Jr.......................  1997   $167,860   $ 71,353     $ 80,000          $ 11,890
President & CEO                         1996   $172,108   $120,542           --          $ 12,066
                                        1995   $166,165   $ 84,530           --          $ 11,637

---------------
(1) Other Annual Compensation for Mr. Garner is not included in this table, as the amount of such compensation does not exceed the lesser of $50,000 or 10% of total salary and bonus for Mr. Garner.

(2) All other compensation for the Company's fiscal year ended March 31, 1997 includes (i) insurance benefits in the amount of $5,428 and (ii) the Company's contribution to the 401(k) Plan in the amount of $6,462.

(3) Mr. Garner's employment agreement is described below.

STOCK OPTION INFORMATION

     The Company has in effect the Symetrics Industries, Inc. Stock Option Plan (the "Plan"), pursuant to which options to purchase shares of the Company's common stock may be granted to key employees, officers and directors of the Company and its subsidiary. A total of 50,268 options were granted and 10,500 options were exercised during the Company's fiscal year ended March 31, 1997. The Company's prior Incentive Stock Option Plan has been terminated. Mr. Dudley Garner does not hold any options to purchase common stock of the Company. On the effective date of the Merger, each option to purchase Shares of the Company will be canceled by virtue of the Merger. In consideration of such cancellation, each option holder will receive a cash payment equal to the excess of $15.00 over the exercise price per Share of such option.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     On December 15, 1997, the Company extended for an additional three year term effective January 1, 1998, its employment agreement with Dudley E. Garner, Jr., its President, Chief Executive Officer, and Chairman of the Board, upon the same terms and conditions set forth in Mr. Garner's Employment Agreement dated February 9, 1994. Mr. Garner's employment agreement provides for a current annual base salary of $190,798. In the event of termination without cause, the Company is required to pay Mr. Garner a minimum of $381,596 determined by the amount equal to the greater of (i) two years base salary or (ii) the base salary for the remaining term of the employment agreement. The agreement also provides for a bonus under certain circumstances.

     On November 1, 1983, the Company entered into a Deferred Compensation and Salary Continuation Agreement with Dudley E. Garner, Jr. The agreement provides that Mr. Garner will perform consulting services for the Company for a period of three years following termination of his employment, and that he will not compete with the Company during his employment or during the term of his consulting services. Pursuant to the agreement, as amended, Mr. Garner or his estate, at their discretion, is entitled to receive a lump sum or annual benefits equivalent to $80,000 for an additional eight years. In fiscal year 1997, Mr. Garner received $80,000 as benefits under the agreement.

     Effective January 1, 1990, the Company established a profit-sharing plan, as provided for under Section 401(k) of the Internal Revenue Code, whereby all eligible employees are entitled to defer up to the lesser of $9,500 or fifteen (15%) of their salary. Substantially all employees are eligible to participate in the plan, depending on the length of service and attainment of minimum age requirements. Under the terms of the plan, the Company contributes an amount equal to seventy-five percent (75%) of the first six percent (6%) of compensation each employee elects to defer. At the discretion of the Board of Directors, the Company may make additional contributions to the plan or modify the employer matching contribution percentages. Employer contributions to the plan in fiscal 1997 were $70,319, including $6,462 for Mr. Garner.

     Pursuant to a letter agreement dated December 18, 1997 between the Company and TSH (the "Letter Agreement"), the Purchaser and TSH have agreed that: (i) at the effective time of the Merger, the Company shall pay to Mr. Garner a cash amount equal to the portion of his base salary that would have been payable under his employment agreement for a period of eighteen months (Mr. Garner's current annual base salary is $190,798); (ii) at TSH's request, Mr. Garner shall remain employed by the Company for a mutually agreed upon time not to exceed six months in consideration of his compensation payable under his employment agreement; and (iii) at the effective time of the Merger; the Company shall pay to Mr. Garner the amount of deferred compensation that has been duly accrued pursuant to his Deferred Compensation and Salary Continuation Agreement dated as of November 1, 1983, which amount shall not exceed $440,000.

     Pursuant to the Letter Agreement, TSH has also agreed to cause the Company and its subsidiary, American Digital Switching, Inc. ("ADS"), to retain the following executive officers in the same or in a substantially comparable position with the Company or ADS, at compensation at least commensurate with the level of such employee's current compensation for a period of two years from the effective time of the Merger: Earl J. Claire, Robert A. Lyons, Jr., Jerry L. Sinclair, W. Campbell McKegg, Jr., D. Mitchell Garner, Anton Szpendyk, and Richard E. Nichols.

     TSH has further agreed to use its reasonable best efforts to negotiate individual contractual arrangements with each of the aforementioned officers relating to their employment with the Company on or before the effective time of the Merger. Such individual arrangements shall supersede any arrangements set forth in the Letter Agreement.

     Pursuant to the Letter Agreement, the aforementioned officers may be terminated for cause, as defined therein. "Cause" is defined as such employee's
(i) failure to perform substantially the employee's duties owed to the Company after a written demand for substantial performance is delivered to such employee which specifically identifies the nature of such nonperformance, or (ii) engaging in dishonorable or disruptive behavior which would be reasonably expected to harm the Company, its business or its employees. In the event such employee is terminated without cause (which shall include relocation of such employee required by the Company, TSH or Purchaser), such terminated employee shall be entitled to receive in a lump sum by Company check on the day of termination of employment, the portion of the base salary to which such employee would have been entitled as indicated in the Letter Agreement, had such employee remained employed by the Company until the end of the two-year period referred to above.

     TSH has also agreed that with respect to Earl J. Claire, President of ADS and a member of the Board of Directors of the Company, Mr. Claire shall be entitled to receive the same payment on the same terms as set forth above in the event of his termination with cause, as he would have been entitled to receive had such termination occurred without cause. Effective December 8, 1997, Mr. Claire's base salary was increased to $112,008 per year as a result of his 90 day performance review.

     On December 17, 1997, the Board of Directors of the Company elected to accelerate the vesting of all outstanding stock options under such plan. All such options will become fully vested and exercisable with respect to 100% of the shares covered thereby immediately prior to the effective time of the Merger.

     The following table sets forth the net value of Company options (if fully vested) to be received by reason of the consummation of the Merger by each director and executive officer of the Company.

                                                                                     NET
                          NAME                                  TITLE               VALUE
    ------------------------------------------------  -------------------------    --------
    Anton Szpendyk..................................  Vice President               $111,300
    W. Campbell McKegg, Jr. ........................  Vice President -- Finance    $ 37,200
    D. Mitchell Garner..............................  Vice President               $ 37,200
    Earl J. Claire..................................  President -- ADS             $ 59,325
    Jane J. Beach...................................  Director                     $ 11,130
    Jerry L. Sinclair...............................  Vice President               $ 37,200
    Michael E. Terry................................  Director                     $  5,565
    Richard E. Nichols..............................  Vice President               $ 61,875
    Robert A. Lyons.................................  Vice President               $ 45,750

                              CERTAIN TRANSACTIONS

     In October 1996, KTA Management, Inc. ("KTA") acquired from a third party for $1,000,000 the Company's facility at 557 North Harbor City Boulevard in Melbourne, Florida (the "Property"). Mr. Michael E. Terry is a Director of the Company and an officer and shareholder of KTA. The Company guaranteed a loan in the same amount from a commercial bank to KTA, the proceeds of which were used by KTA to purchase the Property. The Company and KTA have entered into a five year lease agreement for the Property providing for a monthly rental of $10,988.28 plus applicable tax. The Company has guaranteed proceeds of $1,000,000 to KTA upon the resale of the Property, net of commissions, closing costs and a $20,000 fee to KTA.

                                   SCHEDULE I
                            TO INFORMATION STATEMENT

                 INFORMATION CONCERNING THE PURCHASER DESIGNEES

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
             NAME                     AND FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
------------------------------  -------------------------------------------------------------
Daniel Borislow...............  Mr. Borislow, a U.S. citizen, founded TSH's predecessor in
                                1989 and has served as a director and as Chief Executive
                                Officer of TSH since its inception in 1995. Prior to founding
                                TSH's predecessor, Mr. Borislow formed and managed a cable construction company.
Gary W. McCulla...............  Mr. McCulla, a U.S. citizen, joined TSH's predecessor in
                                March 1994 and currently serves as TSH's President and
                                Director of Sales and Marketing. In 1991, Mr. McCulla founded
                                GNC and was its President until March 1994. GNC was a
                                privately-held independent marketing company and a partition of TSH's predecessor. In March 1994, TSH's predecessor
                                acquired certain assets of GNC.
Emanuel J. DeMaio.............  Mr. DeMaio, a U.S. citizen, joined TSH's predecessor in
                                February 1992 and currently serves as TSH's Chief Operations
                                Officer. From 1981 through 1992, Mr. DeMaio held various
                                technical and managerial positions with AT&T.
George Farley.................  Mr. Farley, a U.S. citizen, became Chief Financial Officer and Treasurer of TSH effective October 29, 1997. Mr. Farley is formerly Group Vice President of Finance/Chief Financial
                                Officer of Twin County Grocers, Inc. ("Twin County"), a food distribution company. Prior to joining Twin County in
                                September 1995, Mr. Farley was a partner of BDO Seidman, LLP, an accounting firm, where he had served as a partner since
                                1974.
Harold First..................  Mr. First, a U.S. citizen, is a certified public accountant and is currently a Financial Consultant. Mr. First served as
                                Chief Financial Officer of Icahn Holdings Corporation and
                                related entities from December 1990 through December 1992.
                                Mr. First currently serves as a director of Cadus
                                Pharmaceutical Corporation, Marvel Entertainment Group, Inc.,
                                Panaco, Inc. and Toy Biz, Inc. Mr. First has served as a
                                director of TSH since 1995.
Ronald R. Thoma...............  Mr. Thoma, a U.S. citizen, currently serves as Executive Vice
                                President of Crown Cork and Seal Company, Inc., a
                                manufacturer of packaging products, where he has been
                                employed since 1955. Mr. Thoma has served as a director of
                                TSH since 1995.

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